Filed by Hotel101 Global Holdings Corp./JVSPAC Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934

Subject Companies: Hotel101 Global Pte. Ltd.

JVSPAC Acquisition Corp. (File No. 001-41922)

Jollibee founder Tony Tan backs hotel SPAC deal despite lull in IPOs

Philippine fast-food king plans to disrupt hospitality sector with Hotel101

Jollibee founder Tony Tan is part-owner of the Philippine real estate company DoubleDragon, which fully owns the hospitality brand Hotel101. (Nikkei montage/Source photos by Getty Images and Hotel 101)

DYLAN LOH, Nikkei staff writer

May 7, 2024 11:04 JST

SINGAPORE -- The founder of the Philippine fast-food giant Jollibee, Tony Tan, is throwing his full weight behind the initial public offering of a hotel brand on New York’s Nasdaq via a merger with a special purpose acquisition company (SPAC) despite the shaky record of the listing vehicle.

Tan is part-owner of the Philippine real estate company DoubleDragon, along with Edgar “Injap” Sia II, founder of another Philippine fast-food chain, Mang Inasal. DoubleDragon fully owns the hospitality brand Hotel101, which plans to combine with the SPAC in the U.S. later this year.

A SPAC, also known as a “blank-check company,” does the work of raising capital for an IPO as a shell company, then merges with a private company, in this case Hotel101, to bring the enterprise public -- allowing it to sidestep the arduous vetting process typically needed to begin trading shares.

Hotel101, which is headquartered in Singapore despite its Filipino heritage, has reached an agreement with the blank-check company JVSPAC Acquisition to merge. The deal is expected to close in the second half of this year, subject to regulatory and shareholder approvals.

“For Hotel 101, we believe a SPAC is the most efficient and cost-effective route to achieve a U.S. public listing,” Tan told Nikkei Asia. “Listing will accelerate our plans to disrupt the midmarket hotel segment with our one-room concept, offering a unique real estate opportunity to retail investors.”

The brand has pegged its equity value at over $2.3 billion after the Nasdaq debut, making it one of a rare handful of Southeast Asian unicorns -- startups worth at least $1 billion -- that have taken the SPAC route for an American IPO. Singapore technology application Grab and the property portal PropertyGuru have already taken this path.

“Because of the technology and the novel, unique platform that Hotel101 provides, we really believe that the Nasdaq was the right avenue to list,” Hannah Yulo-Luccini, Hotel101’s chief executive officer, told Nikkei in an interview. “Hotel101 has an app where all of the inventory can be booked, just like other short-term rental platforms.”

The hospitality brand has the same rooms offered across the properties it manages, sold as midrange accommodations for mass-market travelers. Yulo-Luccini said Hotel101’s long-term plan for growth following the SPAC merger is to expand to a million rooms across over 100 countries.

Beyond its effort to position itself as a hotel tech platform, the brand’s business model differs from other pure hospitality players in the industry. Hotel101 develops properties where rooms are sold to investors, who get a cut of the brand’s revenue as it lets accommodations out to guests.

This promises investors a steady stream of regular payouts as Hotel101 operates its hospitality business. Investors can also put the rooms out for resale, eyeing a profit from the asset.

Besides accommodations in the Philippines, the brand is constructing a 680-room property in the Valdebebas area of Madrid. Another 482-room property, Hotel101-Niseko, is under construction in Hokkaido, Japan, in addition to a site in Los Angeles where it will build its first U.S. offering.

The hospitality player says priority countries for its expansion following the SPAC merger include India, China, Thailand, Malaysia, Vietnam and locations in Europe.

Hotel101’s post-SPAC ambitions face the challenge of faring better on the stock market than its peers like Grab and PropertyGuru. Since its public listing via a SPAC merger over two years ago, Grab’s share price has tumbled around 70%.

PropertyGuru’s worth has also taken a hit, with the real estate tech platform’s shares declining over 50% from its SPAC combination. Meanwhile, blank-check companies have been seeing a lull in activity relative to the heights they reached amid the COVID-19 pandemic.

On the Nasdaq, where Hotel101 is headed, the total value of SPAC mergers has dropped from a high of $331.6 billion in 2021 to $61.9 billion in 2022 and then $43.7 billion in 2023, according to the financial market data provider LSEG.

A low interest rate environment during the pandemic has resulted in higher current financing costs after central banks around the world raised interest rates to combat soaring inflation while the threat of COVID waned.

This has capped the risk appetites of investors willing to splash out on SPACs and the tech startups they attracted, many of which have not proved their ability to turn a profit.

American regulators have also stepped up scrutiny of SPAC accounting, as well as forecasts made by acquisition targets, amid a backdrop of lawsuits by investors claiming to have been misled after share prices tumbled.

Still, Hotel101’s Yulo-Luccini believes the scrutiny will only lead to better-quality SPACs and mergers. The hospitality brand is intent on forging ahead with plans to disrupt the hotel sector, including exploring opportunities to franchise its name, not unlike what fast-food chains like Jollibee have done.

“We aim for our hotel rooms to be like that iconic burger of a global hotel chain,” she said. “We have that experience of having our founders be highly successful in creating brands that have become, you know, really successful in a massive way.”

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination transaction (the “Transactions”). It does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation

JVSPAC, DoubleDragon, Hotel101 Global, and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from JVSPAC’s shareholders in connection with the proposed Transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of JVSPAC’s shareholders in connection with the proposed Transactions will be set forth in the proxy statement/prospectus to be filed with the SEC in connection with the Transactions. You can find more information about JVSPAC’s directors and executive officers in JVSPAC’s final prospectus related to its initial public offering dated January 18, 2024 and subsequent filings on Form 3 and Form 10-K, and when available, Form 4 and Form 10-Q. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Additional Information About the Business Combination and Where to Find It

The proposed Transactions will be submitted to shareholders of JVSPAC for their consideration and approval. JVSPAC and PubCo intend to jointly file a registration statement (the “Registration Statement”) with the SEC which will include a preliminary proxy statement in connection with JVSPAC’s solicitation for proxies for the vote by JVSPAC’s shareholders in connection with the proposed Transactions and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of the securities to be issued to Hotel101 Global’s shareholders in connection with the completion of the proposed Transactions. After the Registration Statement is filed and declared effective, JVSPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Transactions. JVSPAC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with JVSPAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed Transactions, because these documents will contain important information about JVSPAC, Hotel101 Global and the proposed Transactions. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed Transactions and other documents filed with the SEC by JVSPAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to JVSPAC at G/F Hang Tak Building, 1 Electric Street, Wan Chai, Hong Kong.

Forward Looking Statements

This communication includes “forward-looking statements” which may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated enterprise value of the combined company, Hotel101 Global’s ability to scale and grow its business, the advantages and expected growth of the combined company, the combined company’s ability to source and retain talent, the cash position of the combined company following closing of the Transactions, JVSPAC’s and Hotel101 Global’s ability to consummate the Transactions, and expectations related to the terms and timing of the Transactions, as applicable. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of JVSPAC’s and Hotel101 Global’s management and are not predictions of actual performance.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of JVSPAC and Hotel101 Global. These forward-looking statements are subject to a number of risks and uncertainties, including the ability of JVSPAC and Hotel101 Global to successfully or timely consummate the proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Transactions or approval of the shareholders of JVSPAC or Hotel101 Global; failure to realize the anticipated benefits of the proposed Transactions; the combined company’s ability to execute on its business model, potential business expansion opportunities in foreign countries and growth strategies, retain and expand customers’ use of its hotel services and attract new customers, and source and maintain talent; risks relating to the combined company’s sources of cash and cash resources; risks relating to Hotel101 Global’s business; risks relating to JVSPAC’s and the combined company’s vulnerability to security breaches; risks relating to the combined company’s ability to manage future growth; the effects of competition on the combined company’s future business; the amount of redemption requests made by JVSPAC’s public shareholders; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries involving the parties to the Transactions; the impact of the COVID-19 pandemic on Hotel101 Global’s or the combined company’s business and the global economy; and those factors discussed in JVSPAC’s final prospectus related to its initial public offering dated January 18, 2024, under the heading “Risk Factors,” in JVSPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 under the heading “Risk Factors” filed with the SEC on April 1, 2024 and other documents filed, or to be filed, by JVSPAC with the SEC. If any of these risks materializes or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither JVSPAC nor Hotel101 Global presently knows or that JVSPAC and Hotel101 Global currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect JVSPAC’s and Hotel101 Global’s expectations, plans or forecasts of future events and views as of the date of this communication. JVSPAC and Hotel101 Global anticipate that subsequent events and developments will cause JVSPAC’s and Hotel101 Global’s assessments to change. However, while JVSPAC and Hotel101 Global may elect to update these forward-looking statements at some point in the future, JVSPAC and Hotel101 Global specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing JVSPAC’s and Hotel101 Global’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

5